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                          April 11, 2023

       John Melo
       President and Chief Executive Officer
       Amyris, Inc.
       5885 Hollis Street, Suite 100
       Emeryville, CA 94608

                                                        Re: Amyris, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 31,
2023
                                                            File No. 333-271039

       Dear John Melo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services